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                          September 6, 2023

       Sean P. Nolan
       Chief Executive Officer
       Taysha Gene Therapies, Inc.
       3000 Pegasus Park Drive, Suite 1430
       Dallas, TX 75247

                                                        Re: Taysha Gene
Therapies, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed August 30,
2023
                                                            File No. 333-274264

       Dear Sean P. Nolan:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Doris
Stacey Gama at 202-551-3188 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Madison Jones, Esq.